Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999
Email: mail@drreddys.com
Web: www.drreddys.com

February 18, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”)

This is to inform you that Dr. Reddy’s Laboratories Limited (“Dr. Reddy’s”) has today, i.e., February 18, 2026, entered into a definitive agreement with Mercury Pharma Group Limited (“MPGL”), a UK-headquartered specialty pharmaceutical company, to acquire its trademarks, Progynova® and Cyclo-Progynova®, and related assets for India.

Further, the details as required under Regulation 30 of the SEBI Listing Regulations read with the SEBI Circular No. HO/49/14/14(7)2025-CFD-POD2/I/3762/2026 dated January 30, 2026, are as hereunder:

1	Name of the entity~~(ies)~~ with whom agreement~~/ JV~~ is signed	Mercury Pharma Group Limited (“MPGL”)
2	Area of agreement~~/ JV~~	Dr. Reddy’s has acquired the trademarks, Progynova® and Cyclo-Progynova®, and related assets from MPGL for India
3	Domestic/ international	Domestic (India)
4	Share exchange ratio/ JV ratio	Not applicable
5	Scope of business operation of agreement~~/ JV~~	Through this deal, Dr. Reddy’s has acquired the trademarks, Progynova® and Cyclo-Progynova®, and related assets from MPGL for India

6	Details of consideration paid/ ~~received~~ in agreement~~/ JV~~	USD 32.15 million
7	Significant terms and conditions of agreement~~/ JV~~ in brief	Under the terms of the agreement, Dr. Reddy’s has acquired the trademarks, Progynova® and Cyclo-Progynova®, and related assets in India.
8

Whether the acquisition would fall within related party transactions and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length

MPGL is not a related party to Dr. Reddy’s or any of its promoter/promoter group/ group companies. Therefore, this acquisition deal with MPGL does not fall within related party transactions.

Further, promoter/promoter group/ group companies do not have any interest in MPGL.

9	Size of the entity~~(ies)~~	Not applicable
10	Rationale and benefit expected	The acquisition strengthens Dr. Reddy’s Gynecology Portfolio in India through its foray into the Hormone Replacement Therapy segment.

A press release being issued in relation to the above matter is enclosed for reference.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: As above

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Aishwarya Sitharam aishwaryasitharam@drreddys.com	priya K PRIYAK@drreddys.com

Dr. Reddy’s forays into Hormone Replacement Therapy segment with acquisition of Progynova® and Cyclo- Progynova® in India

Hyderabad India; February 18, 2026– Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY; along with its subsidiaries together referred to as “Dr. Reddy’s”), today announced that it has acquired the trademarks of specialty brands, Progynova® and Cyclo- Progynova® and related assets, for India from Mercury Pharma Group Limited, a UK-headquartered  specialty pharmaceutical company.

Progynova® (estradiol valerate) is an oral hormone replacement therapy indicated for the treatment of estrogen deficiency symptoms and for the prevention of postmenopausal osteoporosis 1. Cyclo-Progynova®2 (estradiol valerate and norgestrel) is a combined hormone replacement therapy indicated for the treatment of estrogen deficiency symptoms, providing both estrogen and progestogen components 3. Progynova® is the #1 Brand in the Estradiol represented pharmaceutical market (RPM)4, with strong physician equity and brand recall in India. As per IQVIA MAT December 2025, the brand recorded sales of INR 100 cr. The acquisition strengthens Dr. Reddy’s gynaecology portfolio and marks a strategic entry into the hormone replacement therapy segment.

M.V. Ramana, Chief Executive Officer, Branded Markets (India and Emerging Markets), Dr. Reddy’s, said: “The acquisition will serve as the spearhead of our expansion into the HRT segment, strengthening our existing gynaecology portfolio in India. With our established market access, we are uniquely positioned to extend the reach of the acquired assets and deliver greater impact. Furthermore, this acquisition brings a first-in-class treatment closer to patients, underscoring our commitment to innovation and patient care at the centre of everything we do.”

[1]	Kuhl H. Pharmacology of estrogens and progestogens. Climacteric. 2005;8(Suppl 1):3-63
[2]	Cyclo-Progynova® is currently not commercialised in India
[3]	Rossouw JE et al. Risks and benefits of estrogen plus progestin in healthy postmenopausal women: principal results from the Women’s Health Initiative randomized controlled trial.2002;288(3):321-333
[4]	IQVIA MAT Dec’25

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2025. The company assumes no obligation to update any information contained herein.